Contact

www.linkedin.com/in/
michaelklemmer (LinkedIn)
www.aerialresupplycoffee.com
(Company)

Top Skills

Ghostwriting
Marketing
Business Ownership

Languages

English

Certifications

Business Acumen for Project Managers
Six Sigma Foundations
Business Process Improvement
Inventory Management Foundations
Learn Emotional Intelligence, the Key Determiner of Success

Honors-Awards

Demonstrated Master Logistician
Order of Samuel Sharpe

Michael Klemmer

I roast coffee and people.
Greater Charlottesville Area

Summary

I spent 20 years making sure people had what they needed to complete the mission. Now I roast small-batch coffee that's actually worth drinking. Same standard. Different fight.https://www.aerialresupplycoffee.com

Experience

Aerial Resupply Coffee

Founder
August 2021 - Present (4 years 9 months)
Charlottesville, Virginia, United States

I own and operate a veteran-themed coffee experience, dedicated to providing premium coffee to you, wherever you may be. I want to enable you to focus on your freedom, happiness, and sense of adventure by providing the necessary fuel for you to start your day, keep it going, or provide comfort. I love what I do, and I'm excited to grow.

RangeME Profile: https://range.me/IyYLUp-rvlxdWUN-QtTPqg
DUNS: 123105951
UEI: M333QK12CFF6
CAGE CODE: 95K04

Want to be a distributor? Email info@aerialresupplycoffee.com for more information.

Mikeklemmer.com

Founder
February 2026 - Present (3 months)

If you’ve built a real business but your online presence looks like a corporate brochure, we should talk.

I help you turn your operator experience into real authority.

No fluff. No templates. No influencer nonsense.

www.mikeklemmer.com

Bacharach, Inc.

Director, Military Affairs and Service Business

November 2020 - May 2023 (2 years 7 months)

Oversees awards, compliance, and fulfillment of $13 million Department of Defense bonded inventory and direct contractual awards; Develops growth plans for service of both commercial and military leak detection installations, warranty repairs, and custom projects; Oversees service of Canadian Naval vessels with a contractual value of over $3 million. Ensures diversity of suppliers.

- Maintain ISO9001 Certification / Achieved 100% of 2020 Audit goals with 0 Infractions.

- Met all Federal Acquisition Regulation / Defense Federal Acquisition Regulation compliance objectives for multiple long term contracts valued over $13 million

- Established digital training compliance program to meet the needs of 18 employees in remote work or geographically separated locations to rousing success.

- Oversaw 10,000 sq ft. warehouse daily operations, inventory management, and purchasing requirements.

US Army

Logistics Executive

April 2000 - December 2021 (21 years 9 months)

Various

Retired U.S. Army logistics officer with 20 years of experience leading soldiers, managing large budgets and equipment fleets, and sustaining operations for brigade- and division-level organizations. Spent two decades solving complex problems, moving things that didn’t want to move, and proving that logistics wins wars.

Education

Webster University

Master of Arts - MA, Purchasing, Procurement/Acquisitions and Contracts Management · (2015 - 2017)

USAF Air Command and Staff College

Master of Arts - MA, Military Operational Art and Science/ Studies · (2017 - 2018)

Columbia College

Bachelor of Business Administration (BBA), Business Administration and Management, General · (2007 - 2008)